UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§240.13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13-D

(Amendment No. 8)*

Alcatel Lucent

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

ISIN No. FR0000130007

(CUSIP Number of Class of Securities)

Copies to:

Riikka Tieaho	Scott V. Simpson
Vice President, Corporate Legal	Michal Berkner
Nokia Corporation	Skadden, Arps, Slate, Meagher & Flom (UK) LLP
Karaportti 3	40 Bank Street
FI-02610 Espoo	London E14 5DS
Finland	United Kingdom
Tel. No.: +358 (0) 10-448-8000	Tel. No.: +44 20-7519-7000

October 4, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 6)

CUSIP No. 013904305	Schedule 13D

1	Names of reporting persons: Nokia Corporation I.R.S. Identification Nos. of Above Persons: Not Applicable
2	Check the appropriate box if a member of a group: (a) ☐ (b) ☐
3	SEC use only
4	Source of funds: OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or place of organization: Republic of Finland
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 3 522 584 210 (1)
	8	Shared voting power: 0
	9	Sole dispositive power: 3 522 584 210 (1)
	10	Shared dispositive power: 0
11	Aggregate amount beneficially owned by reporting person: 3 522 584 210 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13	Percent of class represented by amount in Row (11): 96.6% (2) representing 96.5% of the total outstanding voting power (3)
14	Type of reporting person: CO

(1)	Representing (i) 3 415 859 593 Alcatel Lucent Shares, (ii) 83 409 083 Alcatel Lucent Shares issuable upon conversion of the 83 409 083 of the 2019 OCEANEs held by Nokia at the current conversion ratio of one 2019 OCEANE to one Alcatel Lucent Share and (iii) 23 315 534 Alcatel Lucent Shares issuable upon conversion of the 23 315 534 of the 2020 OCEANEs held by Nokia at the current conversion ratio of one 2020 OCEANE to one Alcatel Lucent Share.
(2)	Based on the maximum number of 3 646 404 639 Alcatel Lucent Shares (including Alcatel Lucent Shares issuable upon conversion of OCEANEs held by Nokia) outstanding as of September 16, 2016.
(3)	Based on the maximum number of 3 649 064 934 Alcatel Lucent theoretical voting rights (including Alcatel Lucent theoretical voting rights issuable upon conversion of OCEANEs held by Nokia) outstanding as of September 16, 2016.

This Amendment No. 8 is being filed by Nokia with respect to Alcatel Lucent Securities, and it hereby amends the statement of beneficial ownership on Schedule 13D originally filed on January 26, 2016, as amended on February 10, 2016, March 17, 2016, May 10, 2016, May 17, 2016, June 17, 2016, September 6, 2016 and September 22, 2016 (collectively with this Amendment No. 8, the “Schedule 13D”). Capitalized terms used herein and not defined have the meanings given to them in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following:

“On October 4, 2016, the AMF announced that a legal action was filed before the Paris Court of Appeals on September 30, 2016 for annulment of the AMF’s clearance decision regarding the Offer for all remaining Alcatel Lucent Securities. Consequently, the Public Buy-Out Offer period is extended until further notice and the Squeeze-Out, which had been scheduled for October 6, 2016, will take place once the Public Buy-Out Offer is completed.

Nokia is now awaiting details of the legal action, and the AMF will publish a further notice with a new timetable in due course.”

Item 5.	Interest in Securities of the Issuer

Item 5(a) is hereby amended and restated in its entirety to read as follows:

“There were 3 646 404 693 Alcatel Lucent Shares (including Alcatel Lucent Shares issuable upon conversion of OCEANEs held by Nokia) outstanding as of September 16, 2016 and 3 649 064 934 Alcatel Lucent theoretical voting rights (including Alcatel Lucent theoretical voting rights issuable upon conversion of OCEANEs held by Nokia) as of September 16, 2016.

Nokia beneficially owns (i) 3 415 859 593 Alcatel Lucent Shares, (ii) 83 409 083 Alcatel Lucent Shares issuable upon conversion of the 83 409 083 of the 2019 OCEANEs held by Nokia at the current conversion ratio of one 2019 OCEANE to one Alcatel Lucent Share and (iii) 23 315 534 Alcatel Lucent Shares issuable upon conversion of the 23 315 534 of the 2020 OCEANEs held by Nokia at the current conversion ratio of one 2020 OCEANE to one Alcatel Lucent Share.

Nokia beneficially owns 96.6% of the Alcatel Lucent Shares (including Alcatel Lucent Shares issuable upon conversion of OCEANEs held by Nokia) representing 96.5% of the total outstanding theoretical voting rights in Alcatel Lucent (including Alcatel Lucent theoretical voting rights issuable upon conversion of OCEANEs held by Nokia).

In addition to the Alcatel Lucent Securities owned by Nokia, the following individuals named on Schedule 1 hold Alcatel Lucent Securities:

Name	Alcatel Lucent Shares	Total Alcatel Lucent Securities	Percent of Alcatel Lucent Shares
Jean C. Monty	37 432	37 432	0.0%
Olivier Piou	36 622	36 622	0.0%

Except as set forth above, to the best of Nokia’s knowledge, none of the persons named in Schedule 1 hereto is the beneficial owners of any Alcatel Lucent Securities.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NOKIA CORPORATION

By:	/s/ Riikka Tieaho
Name: Riikka Tieaho
Title: Vice President, Corporate Legal

By:	/s/ Kristian Pullola
Name: Kristian Pullola
Title: Senior Vice President, Corporate Controller

Schedule 1

DIRECTORS AND EXECUTIVE OFFICERS

OF

NOKIA CORPORATION

The following is a list of the executive officers and directors of Nokia Corporation (“Nokia”), setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each such person. Unless otherwise indicated, the current business address of each person is Karaportti 3, FI-02610 Espoo, Finland. Capitalized terms used but not otherwise defined in this Schedule 1 have the meaning ascribed to them in the Amendment No. 2 to the Schedule 13D to which this Schedule 1 is attached.

Board of Directors of Nokia

Name	Present Position with Nokia or Other Principal Occupation or Employment	Business Address (if other than Nokia)	Country of Citizenship
Risto Siilasmaa	Chairman of the Board, Nokia		Finland
Olivier Piou	Vice Chairman of the Board, Nokia		France
Bruce Brown	Director, Nokia		United States
Louis R. Hughes	Director, Nokia		United States
Jean C. Monty	Director, Nokia		Canada
Elisabeth Nelson	Director, Nokia		United States
Carla Smits-Nusteling	Director, Nokia		Netherlands
Kari Stadigh	Director, Nokia Group Chief Executive Officer and President, Sampo plc	Fabianinkatu 27, 00100 Helsinki, Finland	Finland

Executive Officers of Nokia

Name	Present Position with Nokia	Country of Citizenship
Rajeev Suri	President and Chief Executive Officer	Singapore
Samih Elhage	President of Mobile Networks	Canada
Federico Guillén	President of Fixed Networks	Spain
Basil Alwan	President of IP/Optical Networks	United States
Bhaskar Gorti	President of Applications & Analytics	United States
Timo Ihamuotila	Chief Financial Officer	Finland
Hans-Jürgen Bill	Chief Human Resources Officer	Germany
Kathrin Buvac	Chief Strategy Officer	Germany
Ashish Chowdhary	Chief Customer Operations Officer	India
Barry French	Chief Marketing Officer	United States
Marc Rouanne	Chief Innovation & Operating Officer	France
Maria Varsellona	Chief Legal Officer	Italy

Exhibit Index

Exhibit No.	Description

1	Memorandum of Understanding, dated as of April 15, 2015, by and between Nokia Corporation and Alcatel Lucent S.A (incorporated herein by reference to Exhibit 2.1 Registration Statement on Form F-4 filed by Nokia (File No. 333-206365))

2	Amendment to the Memorandum of Understanding, dated as of October 28, 2015, by and between Nokia Corporation and Alcatel Lucent S.A. (incorporated herein by reference to Exhibit 2.2 Registration Statement on Form F-4 filed by Nokia (File No. 333-206365))

3	Exchange Offer/Prospectus, dated November 12, 2015 (incorporated herein by reference to the Registration Statement on Form F-4 filed by Nokia (File No: 333-206365))

4	Form of Letter of Transmittal for Certificated Alcatel Lucent ADSs (incorporated herein by reference to Exhibit 99.1 to the Registration Statement on Form F-4 filed by Nokia (File No. 333-206365))

5	Form of Letter of Transmittal for book-entry only Alcatel Lucent ADSs (incorporated herein by reference to Exhibit 99.2 to the Registration Statement on Form F-4 filed by Nokia (File No. 333-206365))

6	Notice of Guaranteed Delivery (Alcatel Lucent ADSs) (incorporated herein by reference to Exhibit 99.3 to the Registration Statement on Form F-4 filed by Nokia (File No. 333-206365))

7	Form of Letter of Transmittal for the Subsequent Offering Period (incorporated herein by reference to Exhibit (a)(1)(vi) of Amendment 13 to Schedule TO filed by Nokia on January 14, 2016)

8	Notice of Guaranteed Delivery for the Subsequent Offering Period (incorporated herein by reference to Exhibit (a)(1)(vii) of Amendment 13 to Schedule TO filed by Nokia on January 14, 2016)

9	Letter to Alcatel Lucent Security Holders (incorporated herein by reference to Exhibit (a)(1)(viii) of Amendment 13 to Schedule TO filed by Nokia on January 14, 2016)

10	Share Purchase Agreement, dated as of March 16, 2016, by and between JPMorgan Chase Bank N.A. and Nokia Corporation (1)

11	English translation of Nokia and Alcatel Lucent’s draft joint offer document (projet de note d’information conjointe) as filed with the AMF on September 6, 2016 (2)

12	English translation of Nokia and Alcatel Lucent’s joint offer document, published on September 20, 2016 (incorporated herein by reference to Exhibit 99.1 of the Form CB furnished by Nokia on September 22, 2016)

13	English translation of Nokia’s “other information” document, dated September 21, 2016 (incorporated herein by reference to Exhibit 99.2 of the Form CB furnished by Nokia on September 22, 2016)

14	English translation of Alcatel Lucent’s “other information” document, published on September 21, 2016 (incorporated herein by reference to Exhibit 99.3 of the Form CB furnished by Nokia on September 22, 2016)

(1)	Previously filed as an exhibit to Amendment 2 to the Schedule 13D.
(2)	Previously filed as an exhibit to Amendment 6 to the Schedule 13D.